EX-28.d.2.b.i
EXHIBIT A
SUBADVISORY AGREEMENT
AMONG
NATIONWIDE VARIABLE INSURANCE TRUST,
NATIONWIDE FUND ADVISORS
AND FEDERATED INVESTMENT MANAGEMENT COMPANY
Effective May 1, 2007
As amended and restated April 2, 2009
As further amended December __, 2009*

Funds of the Trust	Subadvisory Fees
Federated NVIT High Income Bond Fund	0.40% on Subadviser Assets up to $50 million;

0.25% on Subadviser Assets of $50 million and more but less than $250 million;

0.20% on Subadviser Assets of $250 million and more but less than $500 million; and

0.15% for Subadviser Assets of $500 million and more

NVIT Money Market Fund and NVIT Money Market Fund II	0.10% on Aggregate Subadviser Assets† up to $500 million;

0.08% on Aggregate Subadviser Assets† of $500 million and more but less than $1 billion;

0.06% on Aggregate Subadviser Assets† of $1 billion and more but less than $1.5 billion;

0.04% on Aggregate Subadviser Assets† of $1.5 billion and more but less than $2 billion; and

0.02% on Aggregate Subadviser Assets† of $2 billion and more.

*	As approved at the Board of Trustees Meeting held on December ___, 2009.

†	The term “Aggregate Subadviser Assets” shall mean the aggregate amount resulting from the combination of Subadviser Assets among the NVIT Money Market Fund and NVIT Money

Market Fund II, as further combined with the Subadviser Assets (as defined in a Subadvisory Agreement among Nationwide Mutual Funds, Nationwide Fund Advisors and Federated Investment Management Company, dated April 2, 2009 (“NMF Agreement”)) of the Nationwide Money Market Fund, a series of Nationwide Mutual Funds. Notwithstanding the foregoing, the Adviser agrees to pay the Subadviser a minimum annual fee, resulting from its combined obligations pursuant to this Agreement with respect to the NVIT Money Market Fund and NVIT Money Market Fund II and the NMF Agreement with respect to the Nationwide Money Market Fund, of no less than $2 million.
Notwithstanding the foregoing, the amount of the fee payable by the Adviser to the Subadviser shall be reduced by an amount equal to the dollar amount the Subadviser earns as investment adviser to any other money market fund advised by it (a “Federated Fund”) that is attributable to the investment of any Aggregate Subadviser Assets in a Federated Fund (the “Offset Amount”). In the event that any such Aggregate Subadviser Assets are invested in a Federated Fund, the minimum annual fee of $2 million shall be reduced by an amount equal to the Offset Amount. The Adviser agrees that it shall reimburse each of the NVIT Money Market Fund and the NVIT Money Market Fund II by the proportionate amount of any Offset Amount that is attributable to the investment of such Fund’s assets in a Federated Fund.

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